August 2, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F. Street, N.E.

Washington, D.C. 20549

Attention:   Tim Buchmiller

  Geoff Kruczek

Re:	Histogenics Corporation
Amendment No. 1 Registration Statement on Form S-4
Filed July 23, 2019
File No. 333-232147

Dear Messrs. Buchmiller and Kruczek:

On behalf of Histogenics Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 31, 2019 relating to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Form S-4”).

On behalf of the Company, we are also submitting via EDGAR an Amendment No. 2 to Form S-4 (the “Revised Form S-4”).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Amendment No. 1 to Form S-4 filed July 23, 2019

Unaudited Pro Forma Condensed Combined Balance Sheet, page PF-4

1.	Please revise to include a footnote explaining Histogenics pro forma adjustment to common stock.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, footnote (e) has been updated.

2.	Please revise footnote (e) to explain the calculation of the $11.8 million “transaction consideration” and how you determined the amount to be applied to additional paid in capital and common stock.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the table below has been added to footnote (e).

The equity transaction consideration of $11.8 million was determined as follows (in thousands):

Cash and cash equivalents	$13,876
Property and equipment, net	135
Restricted cash	137

Total identifiable assets acquired	14,148

Accounts payable and accrued expenses	2,334

Total liabilities assumed	2,334

Net identifiable assets acquired	$11,814

From $11.8 million, $5.5 million was allocated to common stock to arrive at the ending par value of common stock of $6,895 noted in footnote (k) in whole numbers as follows (in thousands):

Historical Common Stock of Ocugen	$10
Pro forma adjustments for Ocugen	1,343

Total Par value of Ocugen Common Stock	1,353

Amount allocated to Histogenics common stock pro forma adjustment*	5,542

Par value of total shares outstanding	$6,895

* includes $839.0 in value related to historical common stock of Histogenics. The amount allocated to Histogenics pro forma common stock adjustment reflects a difference between the par value of Ocugen common stock ($1,353) and par value of the ending common stock expected to be issued upon consummation of the merger ($6,895). The Remaining amount of $6,272 is allocated to additional paid-in capital.

3.	Please revise to provide a reconciliation for the multiple Ocugen pro forma adjustments to common stock, similar to footnote (l) for additional paid-in capital.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, footnote (l) has been updated.

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statements of Operations, page PF-5

4.

We reference the March 8, 2019 agreement related to Histogenics’ sale of substantially all of its assets of the NeoCart program to Medavate Corp. Please explain to us how this sale is reflected in your pro forma statements of operations. If any of the expenses are related to the assets or operations that will be sold tell us why these have not been eliminated in the pro forma statements of operations.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, footnote (a) has been updated to reflect elimination of expenses associated with the NeoCart program. Upon further consideration of the agreement by Histogenics to sell the NeoCart assets, the expenses have been eliminated from the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2018 and three months ended March 31, 2019.

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Please do not hesitate to contact Albert Vanderlaan at (617) 648-9298 or avanderlaan@gunder.com, or Keith Scherer at (617) 648-9231 or kscherer@gunder.com, if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN LLP

By:	/s/ Albert Vanderlaan
Albert Vanderlaan

cc:	Adam Gridley

Jonathan Lieber

Histogenics Corporation

Marc Dupré

Keith Scherer

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Shankar Musunuri, Ph.D., M.B.A.

Kelly Beck

Ocugen, Inc.

James W. McKenzie, Jr.

Jacquelynne M. Hamilton

Morgan, Lewis & Bockius LLP

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